SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Annual General Shareholders’ Meeting of Telefónica- Resolutions	1

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, May 30, 2014, with the attendance, present or represented, of shareholders holding shares representing 54.81% of the share capital of the Company, has approved by a majority of votes all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

Madrid, May 30, 2014

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF “TELEFÓNICA, S.A.” - 2014 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS FOR DECISION AT THE

GENERAL SHAREHOLDERS’ MEETING

May 29/30, 2014

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to fiscal year 2013.

A)	To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements –Consolidated Annual Accounts– (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. (the “Company”) and its Consolidated Group of Companies for fiscal year 2013 (ended on December 31, 2013), as finalized by the Company’s Board of Directors at its meeting of February 26, 2014, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such fiscal year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2013 discloses assets, liabilities and shareholders’ equity in the amount of 85,140 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 664 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2013 reflects assets, liabilities and shareholders’ equity in the amount of 118,862 million euros each, and the Income Statement as of the end of the fiscal year reports a profit of 4,593 million euros.

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Telefónica, S.A.

B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for fiscal year 2013:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2013, in the amount of 664,105,992.4 euros, as follows:

•	1,690,464 euros to funding a restricted reserve for Goodwill.

•	The balance of profits (662,415,528.4 euros) to a Discretionary Reserve.

* * * * *

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	3 of 37

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Re-election of the Auditor for Fiscal Year 2014.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2014 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code (C.I.F.) B-78970506.

* * * * *

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	4 of 37

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Shareholder Compensation by means of a scrip dividend. Increase in share capital by such amount as may be determined pursuant to the terms and conditions of the resolution through the issuance of new ordinary shares having a par value of one (1) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free-of-charge allocation rights at a guaranteed price. Express provision for the possibility of incomplete allocation. Delegation of powers to the Board of Directors, which may, in turn, delegate such powers to the Executive Commission, to set the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for the implementation thereof, to amend the text of sub-section 1 of Article 5 of the By-Laws to reflect the new amount of the share capital and to execute such public and private documents as may be necessary for the implementation of the capital increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the foreign Stock Exchanges on which the shares of Telefónica S.A. are listed (currently on London and Buenos Aires and, through ADSs, New York and Lima), in the manner required by each of such Stock Exchanges.

1.- Capital Increase

Those present resolved to increase capital stock by the amount resulting from multiplying (a) the par value of one (1) euro per share in Telefónica, S.A. by (b) the number of new Telefónica, S.A. shares to be determined using the formula indicated under item 2 below (the “New Shares”).

The capital increase is performed by issuing and allotting the New Shares, which shall be common shares, each with a par value of one (1) euro, of the same class and series as those currently outstanding, represented by book entries.

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Telefónica, S.A.

The capital increase is performed in full with a charge to one of the reserves provided for under Article 303.1 of the Corporate Enterprises Law.

The New Shares are issued at par, i.e., for their par value of one (1) euro, without additional paid-in capital, and will be allotted free of charge to those shareholders of Telefónica, S.A. that exercise free-of-charge allocation rights.

Pursuant to Article 311 of the Corporate Enterprises Law, provision is made for the possibility of an incomplete allotment of the increase. If such incomplete allotment occurs, capital will be increased by the appropriate amount.

2.- New Shares to be issued

The number of New Shares will be equal to the result of applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Number of rights

where,

NAN = Number of New Shares to be issued;

NTAcc = Number of outstanding Telefónica, S.A. shares on the date the Board of Directors or, by delegation, the Executive Commission decides to carry out the increase; and

Number of rights = Number of free-of-charge allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Number of rights = NTAcc /Provisional number of shares

where,

Provisional number of shares = Amount of the Alternative Option / PreCot.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	6 of 37

Telefónica, S.A.

For such purposes:

“Amount of the Alternative Option” will be 1,592,858,605.10 euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Telefónica, S.A. share on the Automated Quotation System (Sistema de Interconexión Bursátil Español) (Continuous Market) in the 5 trading sessions prior to the decision of the Board of Directors or, by delegation, the Executive Commission to carry out the capital increase, rounded off to the nearest one-thousandth of a euro and, in the case of one-half of one thousandth of a euro, rounded up to the nearest one-thousandth (amount referred to as “Market Price” in this report). In any case, PreCot cannot be less than the par value of the shares and, accordingly, if the result of the foregoing calculation were less, PreCot would be equal to one (1) euro.

3.- Free-of-charge allotment rights

Each outstanding Telefónica, S.A. share will grant one free-of-charge allotment right.

The number of free-of-charge allotment rights needed to receive one new Share will be determined automatically according to the proportion between the number of New Shares and the number of outstanding Shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for every number of free-of-charge allotment rights determined automatically pursuant to section 2 above (Number of rights) they own.

Holders of debentures or other instruments convertible into shares of Telefónica, S.A. existing at any time will not have the free-of-charge allotment right, although they will have, where appropriate, the right to modify the conversion rate of instruments into shares (or the minimum or/and maximum limits of this rate, when it is variable), in proportion to the amount of the increase.

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Telefónica, S.A.

If (i) the number of free-of-charge allotment rights needed for the allotment of one share (Number of rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Telefónica, S.A. or an entity in its Group, will waive a number of free-of-charge allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free-of-charge allotment rights will be allotted to the shareholders of Telefónica, S.A. who appear as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. in Madrid on the day of publication of the notice of the capital increase in the Official Commercial Registry Gazette. During the free-of-charge allotment rights trading period, sufficient free allotment rights may be acquired on the market in the proportion necessary for subscribing to new Shares. The free-of-charge allotment rights may be traded on the market during the term stipulated by the Board or, by delegation, by the Executive Commission, which cannot be less than fifteen calendar days.

4.- Undertaking to purchase free-of-charge allotment rights

Telefónica, S.A. or whichever Telefónica group company is determined, will make an irrevocable undertaking to purchase the rights received free of charge by shareholders at the price indicated below (the “Purchase Undertaking”). The Purchase Undertaking will be in force for the time, during the free-of-charge allotment rights trading period, stipulated by the Board of Directors or, by delegation, by the Executive Commission. To this end, it is agreed to authorize Telefónica, S.A., or the corresponding Group company, to acquire such rights of free allocation (as well as the actions that correspond to them), with a maximum limit of the total number of rights issued, and complying with the legal limitations in any case. The “Purchase Price” of each free-of-charge allotment right will be equal to that resulting from the following formula, rounded off to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Number of rights + 1)

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	8 of 37

Telefónica, S.A.

5.- Transaction balance sheet and reserves to which the increase will be charged

The balance sheet which will serve as a basis for the transaction is the balance sheet as of December 31, 2013, duly audited and approved by this Annual Shareholders’ Meeting.

As indicated, the capital increase will be charged in full to one of the reserves provided for under Article 303.1 of the Corporate Enterprises Law. When the increase is carried out, the Board of Directors or, by delegation, the Executive Commission will determine the reserve to be used and the amount thereof in accordance with the balance sheet serving as a basis for the transaction.

6.- Representation of the New Shares

The shares to be issued will be represented by book entries, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities.

7.- Rights carried by the New Shares

Holders of the New Shares will have the same voting and dividend rights as the holders of the common Telefónica. S.A. shares currently outstanding, from the date on which the increase is declared to have been subscribed and paid in.

8.- Shares on deposit

After the free-of-charge allotment rights trading period has ended, any New Shares unable to be allotted for reasons not attributable to Telefónica, S.A. will be held on deposit and will be available to those who evidence lawful ownership of the related free-of-charge allotment rights. Three years after the date of the end of the free-of-charge allotment rights trading period, any share still pending allotment may be sold pursuant to Article 117 of the Corporate Enterprises Law, for the account and at the risk of the interested parties. The net proceeds from the aforesaid sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) and will be available to the interested parties.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	9 of 37

Telefónica, S.A.

9.- Application for admission to official trading

Those present resolved to apply for admission of the New Shares to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Markets through the Automated Quotation System (Sistema de Interconexión Bursátil Español) (Continuous Market), and to take such steps and actions as may be necessary and file the required documents with the authorities of the foreign Securities Markets on which Telefónica, S.A. shares are traded (currently, London and Buenos Aires and, through ADSs (American Depository Shares), New York and Lima) in order for the New Shares issued under the capital increase to be admitted trading, expressly stating the submission of Telefónica, S.A. to the provisions in force now or in the future in connection with the Stock Market and, especially, on trading, continued listing and delisting.

It is expressly recorded, for the appropriate statutory purposes, that if the delisting of Telefónica, S.A. shares is subsequently requested, the request will comply with the formalities imposed by the applicable legislation and, in such case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed in compliance with the requirements stipulated in the Corporate Enterprises Law, the Securities Market Law and other concordant or implementing provisions.

10.- Performance of the increase

Within one year after the date of this resolution, the Board of Directors or, by delegation, the Executive Commission may resolve, when deem appropriate, to carry out the increase and stipulate any terms of the increase not provided for in this resolution. If the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to carry it out, in which case it must report its decision to the shareholders at the next Annual Shareholders’ Meeting. The capital increase referred to in this resolution will be rendered ineffective if the Board of Directors does not exercise the powers delegated to it within the one-year period stipulated by the shareholders for the performance of the resolution.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	10 of 37

Telefónica, S.A.

After the free-of-charge allotment rights trading period has ended:

(a) The New Shares will be allotted to the holders of free-of-charge allotment rights, according to the book-entry records of Iberclear and its participating entities, in the proportion resulting from Section 3 above.

(b) The Board of Directors or, by delegation, the Executive Commission will close the free-of-charge allotment rights trading period and will record the application of an amount of reserves equal to the capital increase, which shall thus be fully paid in.

Also after the free-of-charge allotment rights trading period has ended, the Board of Directors or, by delegation, the Executive Commission will adopt the related resolutions to amend the bylaws in order to reflect the new amount of capital stock resulting from the increase and to apply for admission of the New Shares to trading on the Spanish and foreign stock markets on which Telefónica, S.A. shares are listed.

11.- Delegation for carrying out the increase

Those present resolved to delegate to the Board of Directors, pursuant to Article 297.1.a) of the Corporate Enterprises Law, with express authority to delegate to the Executive Commission, the power to stipulate any terms of the capital increase not provided for in this resolution. In particular, without limitation, the following powers are delegated to the Board of Directors:

1.- To indicate, within one year from its approval, the date on which the resolution thus adopted to increase capital stock is to be carried out, the reserve to which the increase is to be charged from among those provided for in the resolution and the length of the free-of-charge allotment rights trading period.

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Telefónica, S.A.

2.- To specify the exact amount of the capital increase, the number of New Shares and the free-of-charge allotment rights needed for the allotment of New Shares, applying for such purpose the rules stipulated by this Shareholders’ Meeting.

3.- To stipulate the terms and conditions of the Purchase Undertaking.

4.- To amend Article 5.1 of the bylaws of Telefónica, S.A. on capital stock, to bring it into line with the result of the capital increase.

5.- To waive the New Shares relating to free-of-charge allotment rights acquired by Telefónica, S.A. or the related company in its Group pursuant to the Purchase Undertaking.

6.- To declare the capital increase to be closed and performed.

7.- To take all necessary steps to ensure that the New Shares issued for the capital increase are recorded in the Iberclear book-entry records and admitted to trading on the national and foreign stock markets on which Telefónica, S.A. shares are traded, in accordance with the procedures stipulated on each of said stock markets.

8.- To take all such actions as are necessary or appropriate to carry out and formalize the capital increase vis-à-vis any public or private entities or bodies, whether Spanish or foreign, including actions for the purpose of declaration, supplementation or correction of errors or omissions which could serve as an impediment or obstacle to the full effectiveness of the foregoing resolutions.

* * * * *

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	12 of 37

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares in all cases, be they simple, exchangeable and/or convertible, granting, in the last instance, the power to exclude the pre-emptive rights of shareholders, and the power to guarantee issuances by companies of the Group.

To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of Sections 285, 297 and 417 of the Companies Act (Ley de Sociedades de Capital) and 319 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil), the power to issue, on one or more occasions, debentures, bonds, notes and other similar fixed-income securities or debt instruments (including warrants) or hybrid instruments (including, among others, preferred shares), that may be convertible into and/or exchangeable for shares, all in accordance with the following conditions:

1.	The aforementioned securities may be issued on one or more occasions, at any time, within a maximum term of five years as from the date of approval of this resolution.

2.	The securities issued may be debentures, bonds, notes and other fixed-income securities or similar debt instruments, or hybrid instruments in any of the forms allowed by law, both simple and, in the case of debentures, bonds and [hybrid instruments], convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset.

3.	The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

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Telefónica, S.A.

4.	The delegation shall include the power to establish the different aspects and terms and conditions of each issuance (nominal value, issue price, reimbursement price, domestic or foreign currency of the issuance, interest rate, amortization, anti-dilution mechanisms, adjustments of the conversion price for payment of dividends, shares subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder of the securities or the issuer, subordination provisions, guarantees supporting the issuance, place of issuance, admission to listing, applicable law, etc.).

5.	In the case of issuance of securities that are convertible and/or exchangeable and for purposes of determining the terms and conditions of conversion and/or exchange, it is resolved to establish the following standards:

a.	Securities issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with the conversion and/or fixed or variable exchange ratio (whether determined or determinable), with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance.

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Telefónica, S.A.

b.	The conversion and/or exchange rate shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange rate determined in the Board of Directors’ resolution, or at such exchange rate as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any case, the price of the shares for purposes of the conversion and/or exchange may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which may not be more than three months or less than three days prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in the exercise of the powers delegated hereby, or to (ii) a certain date between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

c.	Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange rate. In this case, the price of the shares for purposes of the conversion and/or exchange will be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which will not be more than three months or less than three days prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	15 of 37

Telefónica, S.A.

Notwithstanding the foregoing, limits on the minimum and/or maximum benchmark price of the shares for purposes of the conversion and/or exchange thereof may be established upon terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules above will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

d.	Pursuant to the provisions of Section 415 of the Companies Act, debentures may not be converted into shares if the nominal value of such debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount less than the nominal value of such shares.

e.	Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of securities being converted and/or exchanged shall be rounded downward by default to the immediately lower integer, and each holder shall receive in cash the difference that may arise in such instance.

f.	When approving an issuance of convertible and/or exchangeable securities in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the Auditors’ report mentioned in Section 414 of the Companies Act.

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Telefónica, S.A.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable securities shall include:

a.	The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 297.1 of the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre-emptive rights of the shareholders. This authorization to increase capital includes the power to issue and place into circulation, on one or more occasions, the shares required to carry out the conversion as well as the power to amend the article of the By-Laws relating to the amount of share capital.

b.	The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic or international markets, to use bookbuilding techniques, or as otherwise required by the corporate interest. In any case, if the Board decides to exclude pre-emptive rights in connection with a specific issuance of convertible securities which it may decide to make under this authorization, it will, upon approving the issuance, formalize a report describing the specific reasons of corporate interest that warrant such measure, and which will be the subject of a corresponding report of an auditor (other than the Company’s auditor) appointed for such purpose by the Commercial Registry, referred to in Section 417.2 a) and b) of the Companies Act will be issued. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance.

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Telefónica, S.A.

c.	The power to elaborate on the terms and conditions of the conversion and/or exchange established in sub-section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the circumstance of whether the securities are subject to mandatory or voluntary conversion, at the option of the holder of the securities or the issuer, the manner in which holders of the securities are to be paid (by means of conversion, exchange or even a combination of both methods, which may be selected by the issuer at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

7.	As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable securities issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	The Board of Directors is also authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in sub-section 2 above by Companies belonging to its Group of Companies.

9.	At the subsequent General Shareholders’ Meetings held by the Company, the shareholders shall be informed of the use, if any, that it has theretofore made of the delegation of powers contemplated in this resolution.

10.	Convertible Warrants: The rules provided in the preceding sections shall apply mutatis mutandis in the case of the issuance of warrants or other similar securities that may give the right to directly or indirectly subscribe newly-issued shares of the Company, with the delegation including the broadest powers and with the same scope as those included in the numbers above to decide all matters that it deems appropriate with respect to such class of securities.

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Telefónica, S.A.

11.	Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

It is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the same formalities as for the request for listing, to the extent applicable, and in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the Securities Market Act (Ley del Mercado de Valores) and the provisions in implementation thereof. It is also expressly stated that the Company submits to the rules now existing or that may hereafter be issued regarding the Stock Exchanges, especially regarding trading, maintenance of the listing and de-listing.

The Board of Directors is hereby authorized to in turn delegate to the Executive Commission (pursuant to the provisions of Section 249(1) of the Companies Act) the powers granted in this resolution.

The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 31, 2013 is hereby deprived of effect to the extent of the unused amount.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	19 of 37

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Authorization for the acquisition of the Company’s own shares, directly or through Companies of the Group.

A)	To authorize, pursuant to the provisions of Section 144 et seq., of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A. -either directly or through any of the subsidiaries—at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the market on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	20 of 37

Telefónica, S.A.

B)	To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)	To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on June 2, 2010.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	21 of 37

Telefónica, S.A.

Proposal relating to Item VI on the Agenda: Approval of a long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of the Telefónica Group.

To approve a long-term incentive Plan based on shares of Telefónica, S.A. aimed at members of the Executives of the Telefónica Group, including Executive Directors of Telefonica, S.A. (Performance & Investment Plan – PIP, hereinafter, the “Plan”), in accordance with the following basic terms and conditions:

1.-	Description of the Plan: For the purposes of aligning the interests of the Executives of the Telefónica Group, including Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan consists of delivering to the Participants (as defined below) a certain number of shares of Telefónica, S.A. in respect of variable compensation and according to the fulfillment of the objectives established for each one of the cycles into which the Plan will be divided.

2.-	Participants of the Plan: The Plan may be participated in by the members of the Executives of the Telefónica Group, including Executive Directors of Telefónica, S.A., who, while meeting the requirements established for the purpose from time to time, are invited to participate in the Plan (the “Participants”).

Currently, the group of potential Participants is made up of, approximately, 1,300 Executives of the Telefónica Group, notwithstanding the possibility of participation in the Plan, without modifying its terms and conditions, by new potential Participants who, due to promotion, incorporation into the Telefónica Group or other reasons, come to meet the requirements established for the purpose from time to time.

3.-	Term of the Plan: The Plan shall be for a total term of five (5) years and shall be divided into three (3) cycles lasting three (3) years each (that is, with the delivery of the shares that apply in each cycle three years after its commencement), independent of each other. The first cycle shall commence on October 1, 2014 (with the delivery of the shares that apply on October 1, 2017), the second cycle shall commence on October 1, 2015 (with the delivery of the shares that apply October 1, 2018) and the third cycle on October 1, 2016 (with the delivery of the shares that apply on October 1, 2019).

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	22 of 37

Telefónica, S.A.

4.-	Maximum number of shares of Telefónica, S.A. included in the Plan: The total maximum number of shares of Telefónica, S.A. which, in the implementation of the Plan, shall be delivered to the Participants at the end of each cycle shall be that which results from dividing the maximum amount allocated to each cycle by the weighted average market price of the shares of Telefónica, S.A. in the thirty (30) stock market business days prior to October 1 of the first year of the cycle in question (hereinafter, the “Reference Value”).

The total maximum amount allocated to the Plan is set at the amount of €350,000,000.

The maximum amount allocated to each cycle of the Plan shall be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed, for the three cycles of the Plan as a whole, the aforementioned amount of €350,000,000. The amounts committed but in the end not effectively used in each cycle (due to non-fulfillment of objectives, resignations/terminations, etc.) shall be available for the following cycles.

In any case, the total number of shares to be delivered under the Plan to the Participants as a whole (including Executive Directors) at the end of each cycle may never exceed 0,3% of the capital stock of Telefónica, S.A. at the beginning of the cycle in question.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	23 of 37

Telefónica, S.A.

Among the Participants of the Plan are the current Executive Directors of Telefónica, S.A. who, if they fully meet the requirements and conditions established in the Plan, would be entitled to receive, at the end of the first cycle, the following number of shares (which represent the maximum number possible of shares to be received in the event of fulfillment of the Co-investment requirement defined in section 5 below and of the objectives stipulated in the Plan): Mr. César Alierta Izuel: 506,250 shares; Mr. José María Álvarez-Pallete López: 300,000 shares; and Mr. Santiago Fernandez Valbuena: 162,500 shares.

For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the maximum amounts that shall serve as the basis for, according to the relevant Reference Value, establishing the maximum number of shares that may be delivered, although, in no event, may such maximum amount exceed, for the two (2) remaining cycles of the Plan as a whole (excluding the first cycle referred to in the preceding paragraph), the amount of €30,000,000 for all of the Executive Directors that Telefónica, S.A. has from time to time.

The number of shares that in implementing the Plan are effectively delivered to each Executive Director at the end of each cycle, as well as the number of shares effectively delivered to the Executives of Telefonica Group shall be communicated in accordance with the legal provisions currently in force.

5.-	Requirements and conditions for the delivery of the shares: The specific number of shares of Telefónica, S.A. which, within the maximum amount established, shall be delivered to the Participants at the end of each cycle shall be conditional on, and determined according to, the total shareholder return (hereinafter, as defined below, the “TSR”) on the share of Telefónica, S.A. (since the Reference Value).

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	24 of 37

Telefónica, S.A.

The TSR shall be the metric for determining the generation of value at the Telefónica Group in the medium and long term, as it measures the return on investment for the shareholder, defined, for the purposes of the Plan and for each cycle, as the sum of the performance of the share of Telefónica, S.A. plus the dividends or other similar items received by the shareholder during the duration of the cycle in question.

At the start of the relevant cycle, each Participant shall be allocated a theoretical number of shares. The calculation of the concrete number of Telefonica shares to be delivered to each Participant at the end of each cycle will be based on the evolution of the TSR of the share of Telefonica. S.A. (since the Reference Value), during the duration period of each cycle, in relation to the TSR’s experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, SA, which for the purposes of the Plan will constitute the comparison group (hereinafter, the “Comparison Group”).

The Companies included in the Comparison Group, and the weighting of their respective TSR for purposes of comparing the evolution of the TSR of Telefónica, S.A. are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	Tim Participacoes	Belgacom
Millicom	Oi

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	25 of 37

Telefónica, S.A.

For each cycle of the plan, the Board of Directors of Telefónica, S.A. following a report from the Nominating, Compensation and Corporate Governance Committee, may update the list of companies included in the Comparison Group and/or the weighting of the TSR of that companies to maintain the economic fundamentals of the Plan.

The Plan shall stipulate that the number of shares to be delivered will vary between 30% of the theoretical number of shares, where the TSR on the share of Telefónica, S.A. is, at least, the median of the Comparison Group, and 100% in the event that such performance is in the third quartile or above of the Comparison Group, such percentage being calculated by linear interpolation where it falls between the median and the third quartile. In addition, the Plan may envisage for some or all Participants that where the TSR on the share of Telefónica, S.A. exceeds the third quartile, the percentage of the delivery shall be higher than 100%, up to a maximum of 125% if the aforementioned TSR is in the ninth decile or above, such percentage being calculated by linear interpolation between the third and ninth decile.

The Plan may also envisage an additional condition that all or some of the Participants meet an objective of investment in, and holding of, Telefónica, S.A. shares (hereinafter, the “Co-Investment”), which shall be established for each one of the Participants to which applies, by the Board of Directors, following a report by the Nominating, Compensation and Corporate Governance Committee.

Moreover, notwithstanding any other conditions and requirements that may be established, in order for each one of the Participants to be entitled to receive the relevant shares, they must continue to be employees of the Telefónica Group on the delivery date of each cycle, notwithstanding any exceptions considered appropriate.

6.-	Date of delivery of the shares: The shares shall be delivered at the end of each cycle, that is, in 2017, 2018 and 2019, respectively, with the specific delivery date being determined by the Board of Directors or the person or body to which this power is delegated.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	26 of 37

Telefónica, S.A.

7.-	Telefónica Group: For the purposes of the provisions of the Plan, the Telefónica Group shall mean the group of companies whose parent company is Telefónica, S.A. within the meaning of Article 42 of the Commercial Code.

8.-	Origin of the shares to be delivered: The shares to be delivered to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) treasury shares of Telefónica, S.A. that have been acquired or are acquired by Telefónica, S.A. itself or any company in its group; or (b) newly issued shares of Telefonica, S.A.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:

(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.

(b)	To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, with the authority to approve and publish operating rules for the Plan, including, by way of example and without limitation, the terms and conditions of the Co-Investment agreements with the Participants and the possibility of establishing cases of early settlement of the Plan.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	27 of 37

Telefónica, S.A.

(c)	If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adopt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan and providing for and executing the total or partial settlement of the Plan in cash.

(d)	To decide not to execute or to render fully or partially void the Plan or any of its cycles, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)	To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)	To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

(g)	To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the shares and/or their subsequent delivery to the Participants within the context of the Plan.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	28 of 37

Telefónica, S.A.

(h)	To draft and publish such notices as may be necessary or advisable.

(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.

(j)	To adapt the contents of the Plan to the corporate transactions and circumstances that may arise during its term, relating to both Telefónica, S.A. and the companies forming part of the reference group from time to time, on the terms and conditions deemed necessary or appropriate from time to time to maintain the purpose of the Plan.

(k)	And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	29 of 37

Telefónica, S.A.

Proposal relating to Item VII on the Agenda: Approval of a Global incentive Telefonica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To approve an incentive share purchase Global Plan (hereinafter, the “Plan”), aimed at Employees of Telefónica Group, including Executives, as well as Executive Directors of Telefónica S.A., in accordance with the following basic terms and conditions:

1.	Description of the Plan: For the purposes of aligning the interests of the employees of the Telefónica Group, including Executives and Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan is aimed at offering the possibility of acquiring shares of Telefónica, S.A. with the commitment from the latter to deliver free of charge to the recipients who sign up for the Plan a certain number of additional shares in Telefónica, S.A., provided that certain requirements are met.

2.	Recipients of the Plan: The recipients of the Plan shall be the Employees of Telefónica Group (including Executives) and the Executive Directors of Telefónica, S.A. who fulfill, from time to time, the seniority and other suitability requirements established for such purpose by the Board of Directors of Telefónica, S.A. to sign up for the Plan. The recipients who sign up for the Plan by fulfilling the formalities and requirements established from time to time for such purpose shall be referred to hereinafter as the “Participants”.

3.	Term of the Plan: The Plan shall be for a minimum term of two (2) years and a maximum of four (4) years as from its implementation, an implementation which must be take place within a maximum period of eighteen months (18) from the date of this resolution.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	30 of 37

Telefónica, S.A.

The Plan will have a period for acquiring the shares (the “Purchase Period”) with a term of one (1) year and a period for holding the shares (the “Holding Period”) with a term of, at least, one (1) year from the end of the Purchase Period.

4.	Acquisition procedure: The Participants will have the possibility of acquiring the shares of Telefónica, S.A. at their market value through an investment agreement (the “Investment Agreement”) whereby the Participants will determine the part of their remuneration that they wish to allocate for such purpose during the Purchase Period.

The specific amount that may be allocated to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) by each Participant will be determined by the Board of Directors once the total amount that the Participants as a whole wish to allocate to the acquisition of shares is known. In no case may the amount exceed €1,800 per Participant, and the Board of Directors may determine a lower amount.

5.	Free-of-charge delivery of additional shares: The Participants will be entitled to the delivery free of charge of additional shares of Telefónica, S.A. (the “Additional Shares”) at the end of the Holding Period according to the number of shares acquired under the Plan and provided that the Acquired Shares are held to the end of such period. If all or part of the Acquired Shares are sold before the end of the Holding Period, the Participant will forfeit the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares sold.

In addition, the Board of Directors may resolve to recognize to the Participants the right to receive the amount of the economic rights derived from the Additional Shares, or an equivalent remuneration, as from the purchase of the Acquired Shares.

The Board of Directors will determine, at the beginning of the Purchase Period, the proportion of Additional Shares to be delivered at the end of the Holding Period for each one of the Acquired Shares. However, as a maximum, a Participant will receive one Additional Share for each Acquired Share.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	31 of 37

Telefónica, S.A.

For the Additional Shares to be delivered free of charge, the following requirements in particular must be met: (i) the Participant must remain in the Telefónica Group through to the end of the Holding Period, and (ii) the corresponding Acquired Shares must be held to the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions to same as it sees fit.

6.	Maximum number of Additional Shares to be delivered free of charge: The maximum number of Additional Shares to be delivered free of charge to the Participants under the Plan will be the result of dividing the amount allocated to the Plan by the price at which the shares acquired pursuant to the various Investment Agreements during the Purchase Period.

The amount allocated to the Plan will be determined by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, and will not exceed the amount of €60,000,000.

In any event, the total amount of Additional Shares for the entire Plan may never exceed 0,2% of the capital stock of Telefónica, S.A. on the date of approval of this resolution.

Of the total amount of Additional Shares under the Plan, the maximum number to be delivered to the Executive Directors of Telefónica, S.A. will be 1,000 shares of Telefónica, S.A. with a par value of one euro.

7.	Origin of the Additional Shares to be delivered free of charge: The Additional Shares to be delivered free of charge to the Participants may be, subject to the fulfillment of the legal requirements established for such purpose, (a) shares of Telefónica, S.A. held as treasury stock that have been acquired or that Telefónica, S.A. itself or any company in its group has acquired; or (b) newly issued shares of Telefonica, S.A.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	32 of 37

Telefónica, S.A.

To grant authority to the Board of Directors, on the broadest terms, authority which may be delegated by the Board of Directors to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly authorized by the Board of Directors for such purpose, for the execution of this resolution and for the implementation, when and how it sees fit, development, formalization, execution and settlement of the Plan, adopting such resolutions and signing such public or private documents as may be necessary or advisable to give full effect thereto, with authority to remedy, rectify, modify or supplement this resolution. And, in general, to adopt such resolutions and take such steps as may be necessary or merely advisable for the successful outcome of this resolution and of the implementation, execution and settlement of the Plan, including, merely for illustration purposes, and subject to the terms and conditions envisaged in this resolution, the following authority:

(a)	To implement and execute the Plan when it considers it advisable and in the specific manner that it considers appropriate.

(b)	To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, including, by way of example and without limitation, the terms and conditions of the Investment Agreements, the possibility of establishing cases of early settlement of the Plan as well as establishing, inter alia, the dates of acquisition of the shares during the Purchase Period, the term of the Holding Period and the date of delivery of the Additional Shares.

(c)	If the legal regime applicable to some of the Participants or to certain companies of the Telefónica Group so requires or advises or it were necessary for legal, regulatory, operational or other similar reasons, to adapt the basic conditions indicated, on a general or a specific basis, including, by way of example and without limitation, adapting the mechanisms for delivering the shares, without altering the maximum number of shares linked to the Plan, providing for and executing the total or partial settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participants, adapting the period for delivering the Additional Shares as well as establishing the procedure for paying the remuneration equivalent to the economic rights of the Additional Shares.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	33 of 37

Telefónica, S.A.

(d)	To decide not to execute or to render void the Plan, at any time prior to the date of commencement of the Purchase Period, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group where the circumstances so advise.

(e)	To draft, sign and submit such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution or settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses.

(f)	To carry out any step, declaration or formality in dealings with any body or entity or public or private registry, to obtain any authorization or clearance necessary to implement, execute or settle the Plan and the delivery free of charge of the shares of Telefónica, S.A.

(g)	To negotiate, agree and sign all such agreements of any kind with the financial or other entities it freely designates, on the terms and conditions it deems fit, as may be necessary or advisable for the proper implementation, execution or settlement of the Plan, including, where necessary or advisable due to the legal regime applicable to certain Participants or to certain companies of the Telefónica Group or if it were necessary or advisable for legal, regulatory, operational or other similar reasons, the establishment of any legal mechanism (including trusts or other similar mechanisms) or the securing of agreements with any type of entity for the deposit, safekeeping, holding and/or administration of the Additional Shares and/or their subsequent delivery to the Participants within the context of the Plan.

2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	34 of 37

Telefónica, S.A.

(h)	To draft and publish such notices as may be necessary or advisable.

(i)	To draft, sign, execute and, if appropriate, certify, any type of document relating to the Plan.

(j)	And, in general, to take such steps, adopt such decisions and execute such documents as may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan and of the resolutions adopted above.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	35 of 37

Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize the Executive Chairman of the Board of Directors, the Chief Executive Officer, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, without prejudice to any powers delegated in the foregoing resolutions and to any powers granted to convert resolutions into a public instrument, in order for any of them, acting severally, to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for full compliance therewith and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	36 of 37

Telefónica, S.A.

Proposal regarding Item IX on the Agenda: Consultative vote on the Annual Report on the Remuneration of Directors.

To approve, on a consultative basis, the Annual Director Compensation Report for fiscal year 2013, prepared in accordance with the ECC/461/2013 Order of March 20, and that has been approved by the Board of Directors. The full text of this Report has been made available to the shareholders, along with the other documentation relating to the General Shareholders’ Meeting, from the date of the call to meeting.

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2014 ORDINARY GENERAL SHAREHOLDERS’ MEETING	37 of 37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 30, 2014	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors